SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 17th March 2009
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F☒      Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐      No☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: March 17th 2009	GlaxoSmithKline plc (Registrant)

	By:	/s/ Victoria Whyte VICTORIA WHYTE Authorised Signatory for and on behalf of GlaxoSmithKline plc

A new approach for 2008

This year we’ve taken a new approach to how we report to our shareholders. In place of the Annual Review we have published this short summary and have moved to more dynamic reporting on our website, where you can also find our full Annual Report.
Our aim is to keep you updated on our top level results via this summary, while also giving you the opportunity to access more detailed information through the Internet.
We are now also able to give you the option to receive email notifications of our annual results, please see the Shareholder Information section overleaf for details.
Our strategy for the future
Earlier this year we launched our new strategic priorities:
•	Grow a diversified global business

•	Deliver more products of value

•	Simplify the operating model
Underpinning the strategic priorities, which are outlined in this summary, are a number of detailed plans. You can keep up to date with our progress throughout the year by visiting the new ‘Our mission and strategy’ section of our website www.gsk.com/mission-strategy
Everyone at GSK has a part to play in putting these plans into action, to contribute to our challenging and inspiring mission — enabling people to do more, feel better and live longer.
To find out more about GSK visit
www.gsk.com

Andrew Witty
Chief Executive Officer

Results and strategic priorities 2008

Our strategy

Grow
a diversified global business
Deliver
more products of value
Simplify
the operating model

In 2008 we set out three new strategic priorities that aim to improve our long-term financial performance.
We believe these priorities will enable us to navigate the coming years successfully and retain our leading-edge as a company able to meet patients’ and payers’ needs into the future.

Results and strategic priorities 2008

Grow a diversified
global business

We are reducing risk by broadening and balancing our portfolio, diversifying into new product areas that show potential, while also fully capturing opportunities for our products across all geographic boundaries.
The plans which underpin this strategic priority:
•	Drive growth in the pharmaceutical business in our core markets

•	Deliver our ambitious vaccines forecast

•	Fulfil the potential of emerging markets

•	Expand our business in Japan

•	Grow the Consumer Healthcare business
www.gsk.com/mission-strategy

Results and strategic priorities 2008

Deliver more
products of value

We are striving to build one of the strongest pipelines in the industry. We are transforming R&D to ensure that we not only deliver the current pipeline but are also able to sustain the flow of products for years to come.
The plans which underpin this strategic priority:
•	Focus on the best science

•	Diversify through externalisation

•	Re-personalise R&D

•	Focus on return on investment
www.gsk.com/mission-strategy

Results and strategic priorities 2008

Simplify the
operating model

GSK is a complex organisation. We recognise that we need to simplify our operating model further, changing the way we work, removing unnecessary processes and structures which slow us down and distract us from our mission.
The plans which underpin this strategic priority:
•	Evolve our commercial model

•	Re-shape manufacturing

•	Streamline our processes

•	Reduce working capital
www.gsk.com/mission-strategy

Results and strategic priorities 2008

A year in numbers

£24bn	£4.7bn
Turnover	Free cash flow

88.6p	12
Total earnings	Products launched
per share	in 2008

57p	30
Dividend	Products in late stage
per share	development

Results and strategic priorities 2008
At a glance

2008 performance summary
•	Total Group turnover was £24.4 billion, down 3% CER*, up 7% in sterling terms

•	Pharmaceutical turnover was £20.4 billion, down 3% CER, Consumer Healthcare turnover up 3% CER to £4 billion

•	Emerging Markets sales up 12% CER to £2.3 billion

•	Vaccines sales up 15% CER to £2.5 billion

•	EPS before major restructuring 104.7p down 9% CER, up 6% in sterling terms
Grow a diversified global business
•	Excluding genericised products, Avandia and pre-pandemic preparations, our core pharmaceuticals business had turnover of £16.4 billion and grew by 10%

•	Continued market share growth in Oral healthcare and Nutritional healthcare but sales fell in OTC due to lower sales of smoking cessation products

•	Transactions with Aspen and BMS executed to build broader and more geographically diverse portfollio
Deliver more products of value
•	12 key products launched, including Tyverb, Volibris and Avamys in Europe and Treximet, Entereg, Promacta, Kinrix and Rotarix in the USA.

•	Secured 17% of FDA approvals for new chemical entities and vaccines

•	Five new assets moved into phase III development during 2008

•	Created 35 Discovery Performance Units, small teams each with three-year funding in place

•	Entered or expanded 21 new drug discovery alliances
Simplify the operating model
•	Restructuring programme expanded to deliver annual savings of £1.7 billion by 2011

•	Rescaled and redeployed US pharmaceuticals sales force

•	Delivered more than £500 million of cash flow benefits from the working capital reduction programme which started in September 2008

*	CER: Growth at constant exchange rates (CER) calculated as if exchange rates in 2008 had remained unchanged from those used in 2007.

Results and strategic priorities 2008

Summarised financial information

	Results		2008		Results		2007
	before major	Major			before major	Major
	restructuring	restructuring	Total		restructuring	restructuring	Total
Summary income statement	£m	£m	£m		£m	£m	£m

Turnover	24,352		24,352		22,716		22,716

Operating profit	8,259	(1,118)	7,141		7,931	(338)	7,593
Profit before tax	7,782	(1,123)	6,659		7,790	(338)	7,452
Profit after tax	5,551	(839)	4,712		5,571	(261)	5,310
Profit attributable to minority interests	110		110		96		96
Profit attributable to shareholders	5,441	(839)	4,602		5,475	(261)	5,214

Earnings per share			88.6	p			94.4	p
Diluted earnings per share			88.1	p			93.7	p

Dividends per share			57	p			53	p

	2008	2007
Summary balance sheet	£m	£m

Non-current assets	22,124	17,377
Current assets	17,269	13,626

Total assets	39,393	31,003

Current liabilities	(10,017)	(10,345)
Non-current liabilities	(21,058)	(10,748)

Total liabilities	(31,075)	(21,093)

Net assets	8,318	9,910

Shareholders’ equity	7,931	9,603
Minority shareholders’ equity	387	307

Total equity	8,318	9,910

	2008	2007
Summary cash flow statement	£m	£m

Net cash inflow from operating activities	7,205	6,161
Net cash outflow from investing activities	(1,149)	(3,048)
Net cash outflow from financing activities	(4,908)	(1,702)

Increase in cash and bank overdrafts in the year	1,148	1,411
Exchange adjustments	1,103	48
Cash and bank overdrafts at beginning of the year	3,221	1,762

Cash and bank overdrafts at end of the year	5,472	3,221

This document does not constitute a set of summary financial statements as defined under section 251 of the Companies Act 1985.
Our full 2008 Annual Report is available at
www.gsk.com/annualreport

Results and strategic priorities 2008

Shareholder information

More information on www.gsk.com
The information in this document is only a summary of certain information contained in our Annual Report for the year ended 31 December 2008 and does not contain all the information needed to give as full an understanding of the results, state of affairs, risks and uncertainties of the company and the Group as is provided by the full financial statements, Directors’ Report, Remuneration Report and Auditors’ Report contained in the Annual Report.
The Annual Report and the Notice of Annual General Meeting are available at
www.gsk.com/annualreport
Annual General Meeting
The GSK Annual General Meeting will be held at 2.30pm on Wednesday 20 May 2009 at:

The Queen Elizabeth II Conference Centre
Broad Sanctuary
Westminster
London SW1P 3EE
Keeping up to date
You may choose to receive future notifications from us by email by registering accordingly on www.shareview.co.uk.
You can request printed copies of our financial reports from:
•	Equiniti, the company’s registrar in the UK; and from

•	The Bank of New York Mellon, the company’s depository in the USA.
Shareholder and Investor contacts

Security type	Contact address	Telephone

Ordinary shares,	Aspect House	0871 384 2991
administered by	Spencer Road	(inside the UK)
Equiniti Limited	Lancing BN99 6DA	+44(0) 121 415 7067
(outside the UK)

ADRs, administered	BNY Mellon	1 877 353 1154
by The Bank of	Shareowner Services	(US toll free)
New York Mellon	PO Box 358516	+1 201 680 6825
	Pittsburgh, PA	(outside the USA)
15252-8516

Dividends
The Board has declared dividends for 2008:

		2008	2007
Dividend	Payment date	pence	pence

First interim	10 July 2008	13	12

Second interim	9 October 2008	13	12

Third interim	8 January 2009	14	13

Fourth interim	9 April 2009	17	16

Total		57	53

2009 dividend calendar

Quarter	Ex-dividend date	Record date	Payment date

Q4 2008	11 Feb 2009	13 Feb 2009	9 Apr 2009

Q1 2009	29 Apr 2009	1 May 2009	9 Jul 2009

Q2 2009	29 Jul 2009	31 Jul 2009	8 Oct 2009

Q3 2009	4 Nov 2009	6 Nov 2009	7 Jan 2010

Trademarks
Brand names appearing in italics throughout this publication are trademarks either owned by and/or licensed to GlaxoSmithKline group of companies, with the exception of Entereg, a trademark of Adolor Corporation in the USA, and Volibris, a trademark owned by Gilead, which are used in certain countries under licence by the Group.
Cautionary statement
Under the ‘safe harbor’ provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions shareholders that any forward looking statements or projections made by the company, including those made in this Annual Summary, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk factors’ in the ‘Business Review’ in the company’s Annual Report 2008.
Financial advice
The provision of the details on this page is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

Results and strategic priorities 2008